Exhibit 10.44

SUMMARY OF COMPENSATION ARRANGEMENTS

WITH NON-EMPLOYEE DIRECTORS

The following summarizes the compensation and benefits received by the non-employee Directors of CryoLife. It is intended to be a summary of compensation arrangements, and in no way is intended to provide any additional rights to any non-employee Director.

Annual Retainer and Committee Chair Fees

Each of the non-employee Directors of the Board of Directors of CryoLife receives an annual cash retainer of $40,000. Each committee chair also receives a fee in addition to the annual cash retainer. Annul fees paid to committee chairs were increased on May 20, 2010. The following table shows the annual fee schedule established for the committee chairs both before and after the increase.

Annual Fees For Committee Chairs	Prior to May 20, 2010	Effective May 20, 2010
Audit Committee	$10,000	$15,000
Compensation Committee	$7,500	$10,000
Nominating and Corporate Governance Committee	$5,000	$7,500
Regulatory Affairs and Quality Assurance Policy Committee	$5,000	$7,500

The Presiding Director also receives an additional $25,000 retainer, with $10,000 paid in cash and $15,000 paid in restricted stock that vests 12 months after the date of issuance. CryoLife pays all cash retainers on a monthly basis.

Restricted Stock Grants

Non-employee Directors of CryoLife are eligible for equity grants, which are generally made in May of each year. The annual equity portion of non-employee Director compensation for fiscal 2010 was paid in the form of a grant of 10,000 shares of restricted stock. These shares were issued following the annual meeting of stockholders and vest on the first anniversary of issuance. The size and terms of the annual equity grant are subject to annual reevaluation by the Compensation Committee. If a Director ceases to serve as a Director for any reason, he will forfeit any unvested portion of the award.